Exhibit 99.50

CONSENT of QUALIFIED PERSON

Garth David Kirkham, P.Geo.

Kirkham Geosystems Ltd.

6331 Palace Place

Burnaby, British Columbia, V6E 1Z6

I, Garth David Kirkham, P. Geo., consent to the public filing of the technical report titled “NI 43-101 Technical Report, Soracaya Project, Potosi, Bolivia” that has an effective date of January 1, 2024 (the “Technical Report”) by Santacruz Silver Mining Ltd. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the Company’s news release dated August 21, 2024, entitled “Santacruz Silver Announces Mineral Resources and Reserves and Files NI 43-101 Technical Reports for its Bolivian Assets” (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 4, 2024.

“original signed by Garth Kirkham, P.Geo.”
Garth David Kirkham, P. Geo.